Mail Stop 3561

				March 10, 2006

By Facsimile and U.S. Mail

Mr. Frederic M. Kline
Chief Financial Officer
WGL Holdings, Inc.
101 Constitution Avenue NW
Washington, DC 20080

		Re:	WGL Holdings, Inc.
			Form 10-K for the fiscal year ended September 30,
2005
			Filed December 14, 2005
			File No. 1-16163

			Washington Gas Light Company
			Form 10-K for the fiscal year ended September 30,
2005
			Filed December 14, 2005
			File No. 0-49807


Dear Mr. Kline:

      We have reviewed your filings and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2005

General

1. Please note that the following page references relate to your
2005
Annual Report.



Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 36

Weather Conditions and Weather Patterns, page 39

2. You note that in August 2005, Washington Gas received approval from the Public Service Commission of Maryland to implement a Revenue
Normalization Adjustment mechanism (RNA). Please explain how the mechanism operates including how it changed the recovery of costs from the previous method. Show us how the mechanism was designed to ensure it was cost based. Tell us how you recognize revenue related to the RNA and whether the adoption of the mechanism resulted in a change in revenue recognition. Lastly, tell us what effect the RNA will have on your income, which is seasonal in nature.

Results of Operations, page 53

3. Your Commercial HVAC operating segment has incurred losses for the three years ended September 30, 2005. Please explain to us what impairment analysis has been performed on this particular asset group. Please see paragraph 8.e of SFAS no. 144.

Consolidated Statements of Cash Flows, page 85

4. Customer deposits and advance payments have increased
materially
for the year ended September 30, 2005. Your liquidity discussion indicates that customer deposits and advance payments increased $37.7 million from September 30, 2004. The increase in cash deposits was driven by a revised credit policy requiring security deposits from new customers of the regulated utility, and the receipt of a security deposit held from an electricity supplier of WGEServices. Tell us the amount of the deposit related to the electricity supplier which we assume is MAEM and whether emergence from bankruptcy will have any effect on your holding of such security deposit. To the extent you may have to return the security deposit and it is a material amount, you may want to indicate such in your liquidity section since it could be a negative source of liquidity in the event of refund. Lastly, please explain if there are any restrictions regarding your use of these deposits.

Utility Operating Expenses, page 79

5. Please explain the nature of the unusual operating expenses that led to the reversal of the $3.2 million accrual in fiscal year 2005.
Tell us your basis for accruing such expenses in advance. In this regard, explain to us how much you had originally recorded in total in fiscal year 2004, and the substantive reasons for the over accrual.





Note 9. Earnings Per Share, page107

6. Please disclose the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40.c of SFAS no
128.

Note 14 Commitments and Contingencies, page 121

Virginia Jurisdiction, page 124

7. Please explain to us how you reflected the proposed revenue increase from the period February 26, 2004 to October 4, 2004 in your quarterly financial statements as originally filed on Form 10-Q and the Quarterly Financial Data on page 135 of your Form 10-K. Footnote
(e) on page 135 suggests you recorded the interim revenue as billed then reversed the full amount in the 4th quarter of fiscal 2004. Tell us how this complies with paragraph 13 and 14 of SFAS no. 16. In addition, we presume you believed the criteria in SFAS no. 5 indicated that a refund of the interim rates was remote since it appears no provision was made pursuant to paragraph 45 of SFAS no.
71. Please confirm or advise the staff of your assessment of probability of refund at the recording of revenues. Please support your assessment by indicating the factors management considered in concluding refund was remote. Please note that footnote 16 of SFAS no. 71 would suggest that if you were unable to make an assessment of the refund uncertainty then there would be a question about the appropriateness of recording provisional revenue.

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Jim Allegretto
		Senior Assistant Chief Accountant














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Mr. Frederic M. Kline
WGL Holdings Inc.
March 10, 2006
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